SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

(Amendment No. 7)

USG CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

903293 40 5

(CUSIP Number)

MARC D. HAMBURG

BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

(402) 346-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 24, 2014

(Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 2 OF 3 PAGES

Item 4 is hereby amended to add the following:

On March 24, 2014, the Reporting Persons became aware that USG had issued a notice of redemption to redeem on April 17, 2014, the outstanding aggregate principal amount of the Notes. The Notes called for redemption are subject to redemption at the stated redemption price equal to 105% of the aggregate principal amount of such notes, plus accrued and unpaid interest to (but not including) the redemption date, unless the holders of the Notes that are called for redemption convert such Notes prior to the redemption date. The Notes are convertible into 87.7193 shares of Common Stock per $1,000 principal amount of Notes (based on the conversion price of $11.40 per share). BH Nebraska, BH Assurance and General Re Life intend, prior to the redemption date, to elect to convert all of the outstanding Notes held by them, in the aggregate principal amount of $56,170,000, into shares of USG Common Stock, which would result in an aggregate of 4,927,193 additional shares of USG Common Stock being issued to such Reporting Persons. Such shares of USG Common Stock would be held for investment purposes.

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 3 OF 3 PAGES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete, and correct.

Dated: March 24, 2014

WARREN E. BUFFETT

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Attorney-In-Fact

BERKSHIRE HATHAWAY INC.

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Senior Vice President

NATIONAL INDEMNITY COMPANY

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Attorney-In-Fact

BERKSHIRE HATHAWAY LIFE INSURANCE COMPANY OF NEBRASKA

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Attorney-In-Fact

BERKSHIRE HATHAWAY ASSURANCE CORPORATION

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Attorney-In-Fact

GENERAL RE CORPORATION

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Attorney-In-Fact

GENERAL REINSURANCE CORPORATION

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Attorney-In-Fact

GENERAL RE LIFE CORPORATION

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Attorney-In-Fact